SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(b)

(Amendment No. 1)*

General Motors Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37045V100

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No: 37045V100	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) UAW Retiree Medical Benefits Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 140,150,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 140,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON EP

Item 1(a). Name of Issuer:

General Motors Company (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

300 Renaissance Center, Detroit, Michigan, 48265

Item 2(a). Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed on behalf of the UAW Retiree Medical Benefits Trust, organized as a 501(c)(9) Voluntary Employee Beneficiary Association (“UAW RMBT”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

200 Walker Street, Detroit, MI 48207

Item 2(c). Citizenship:

None. UAW RMBT is organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

Item 2(d). Title of Class of Securities:

Common Stock (“Common Stock”)

Item 2(e). CUSIP Number:

37045V100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

(k)	☐ Group in accordance with Rule 13d-1(b)(1)(ii)(K) of the Exchange Act.

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act, please specify type of institution:                     .

Item 4.	Ownership.

(a)	Amount beneficially owned: 140,150,000 shares of Common Stock.

(b)	Percent of class: 8.8%. This percentage is based on a total of 1,589,788,282 shares of Common Stock outstanding as reported in the Issuer’s annual report on Form 10-K filed on February 6, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

140,150,000shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

140,150,000 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

UAW RMBT is party to a Stockholders Agreement dated as of October 15, 2009 (the “Stockholders Agreement”), by and among the Issuer, United States Department of the Treasury (“UST”), 7176384 Canada Inc. (since renamed Canada GEN Investment Corporation, “Canada GEN”) , UAW RMBT and, solely for the purposes of Section 6.20 thereof, General Motors LLC. The Stockholders Agreement was filed as Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on November 16, 2009.

The Stockholders Agreement provides UAW RMBT the right to designate one director to the board of directors of the Issuer (which designation is subject to the consent of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and, if the designated nominee is not independent within the meaning of Rule 303A.02 of the New York Stock Exchange Listed Company Manual or any successor provision, to the consent of the UST, such consent not to be unreasonably withheld) so long as UAW RMBT holds at least 50% of the shares of Common Stock it held upon its initial investment in the Issuer. Canada GEN is required to vote in favor of UAW RMBT’s designee. The Stockholders Agreement prevents the shareholding parties thereto from transferring all or any portion of their Common Stock without the consent of the Issuer’s board of directors, to either (i) any person or group who would thereafter beneficially own more than 10% of the Common Stock, or (ii) any automotive vehicle manufacturer or affiliate thereof.

UAW RMBT and Canada GEN collectively have beneficial ownership of 250,234,746 shares of Common Stock. As of December 31, 2013, this represented 15.7% of the outstanding Common Stock based on a total of 1,589,788,282 shares of Common Stock outstanding. The share ownership reported by UAW RMBT does not include any shares owned by the other parties to the Shareholders’ Agreement, except to the extent already disclosed in this Schedule 13G.

Because the Reporting Persons may be deemed a beneficial owner of the securities, the Reporting Persons may be deemed a member of any group that the parties to the Stockholders Agreement are deemed to be part of.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

UAW Retiree Medical Benefits Trust

By:	/s/ Charles Brock
Name:	Charles Brock
Title:	Chairman & CEO, Brock Fiduciary Services LLC, on behalf of UAW RMBT